UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 38)*

WENDY’S/ARBY’S GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

950587 105
(CUSIP Number)
PETER W. MAY 280 PARK AVENUE NEW YORK, NEW YORK 10017 TEL. NO.: (212) 451-3000	BRIAN L. SCHORR, ESQ. CHIEF LEGAL OFFICER TRIAN FUND MANAGEMENT, L.P. 280 PARK AVENUE, 41st FLOOR NEW YORK, NEW YORK 10017 TEL. NO.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NELSON PELTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 101,217,751
	9	SOLE DISPOSITIVE POWER (See Item 5) 15,983,163
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 101,217,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.19%*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PETER W. MAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5)
	8	SHARED VOTING POWER (See Item 5) 101,110,936
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,301,278
	10	SHARED DISPOSITIVE POWER (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 101,110,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.17%*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EDWARD P. GARDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 276,740
	8	SHARED VOTING POWER (See Item 5) 76,623,145
	9	SOLE DISPOSITIVE POWER (See Item 5) 276,740
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,899,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.38%*
14	TYPE OF REPORTING PERSON IN

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 76,623,145
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,623,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.31%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 76,623,145
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 76,623,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 76,623,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.31%*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 74,703,830
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 74,703,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 74,703,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.86%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 74,703,830
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 74,703,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 74,703,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.86% *
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 19,754,841
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 19,754,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 19,754,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.72%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 54,923,668
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 54,923,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 54,923,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.13%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,919,315
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,919,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,919,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%*
14	TYPE OF REPORTING PERSON PN

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

Common Stock:  CUSIP No. 950587 105

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 1,919,315
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 1,919,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,919,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%*
14	TYPE OF REPORTING PERSON OO

*           This percentage is calculated based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010.

AMENDMENT NO. 38 TO SCHEDULE 13D

This Amendment No. 38 amends and supplements the Schedule 13D dated October 13, 1992 (the “Original Statement”), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008 (“Amendment 28”), as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, and as amended by Amendment 37 dated June 10, 2010 (“Amendment No. 37”) (the Original Statement, as so amended shall be known as the “Statement”), with respect to the (i) the Common Stock, par value $.10 per share, of Wendy’s/Arby’s Group, Inc. (the “Company,” formerly known as Triarc Companies, Inc., a Delaware corporation (“Triarc”) and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy’s described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the “Class A Common Stock”), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the “Class B Common Stock”).  Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement. As noted in Amendment Nos. 14 through 28, all references in the Statement to “Common Stock” shall be deemed to refer to the Class A Common Stock of Triarc through September 29, 2008, the date of the closing of the acquisition of Wendy’s (see Item 4).

Common Stock:  CUSIP No. 950587 105

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

On January 3, 2011, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 3,575 shares of Common Stock from the Company in lieu of a Board of Directors retainer fee pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Item 4.  Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

The Filing Persons have considered various alternatives with respect to their investment in the Company, including the possibility of proposing an acquisition transaction involving the Company and have had discussions with the third-party that has expressed interest on a preliminary basis in a potential acquisition involving the Company previously disclosed in this Statement.  The Filing Persons also had recent discussions with other third-parties that had expressed an interest in a potential acquisition transaction involving the Company.  The Company recently announced that it is exploring strategic alternatives for its Arby’s Restaurant Group, Inc. subsidiary, including a sale of the Arby’s brand. The Filing Persons agree with the Company that in order to maximize shareholder value the Company should focus on the Wendy’s brand, including the introduction of new products, expanding dayparts, such as breakfast, and expanding the Wendy’s brand internationally and in underpenetrated North American markets.  The Filing Persons also believe that the Company is well-positioned to take advantage of these growth opportunities based on the Company’s current capital structure, including its strong balance sheet and cash flow, and the current competitive landscape.  Accordingly, the Filing Persons have determined not to propose either alone or with any third party any of the matters referred to in Item 4 of Schedule 13D at this time. There can be no assurance that any of the third parties referred to above or any other third party will or will not make any acquisition proposals. The Filing Persons intend to review alternatives with respect to their investment in the Company on a continuing basis.

The Filing Persons may acquire additional common stock of the Company in the open market, in private transactions or otherwise.  Depending on various factors, including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock of the Company, conditions in the securities and credit markets, general economic and industry conditions, the Filing Persons' overall investment strategies  and other investment opportunities available to the Filing Persons and capital availability and applicable regulatory and legal constraints, the Filing Persons may, from time to time and at any time in the future, take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to, communicating with management, the Board of Directors of the Company, other stockholders of the Company and other interested or relevant parties (including financial advisors and financing sources) about the Company or proposing a potential acquisition or other transaction involving the Company. The Filing Persons reserve the right to change their current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise, and may determine not to acquire additional common stock of the Company and/or to sell or distribute some or all of their Company common stock, at any time and from time to time, in the open market, in private transactions, or otherwise.

Item 5.  Interest in Securities of the Issuer

(1)  Part (a) through (c) of Item 5 of the Statement is amended by deleting (i) the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 15,983,163 shares of Common Stock.  Included in such shares are 870,921 shares of Common Stock held by the NP 2009 GRAT, a trust of which Mr. Peltz is the sole trustee and 12,000 shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days of the date of this Statement.  Mr. May directly owns and has the sole power to dispose of and the shared power to vote 8,301,278 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. May within 60 days of the date of this Statement.  Mr. Garden directly owns and has the sole power to dispose of and vote 276,740 shares of Common Stock.  Included in such shares are 12,000 shares issuable with respect to stock options exercisable by Mr. Garden within 60 days of the date of this Statement.

The Peltz L.P. is the beneficial owner of 70,650 shares of Common Stock.  The general partner of the Peltz L.P. is a limited liability company of which Claudia Peltz, Mr. Peltz's wife, is the sole member.  In addition, Mr. Peltz's minor children are the beneficial owners of 600 shares of Common Stock.  Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz L.P. and his minor children.  Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 238,915 shares of Common Stock.  Mr. and Mrs. Peltz, one of their adult children and an unrelated person serve as the trustees of the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 203,350 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation.  Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation.  Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 8,301,278 shares of the Class A Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. May within 60 days  of the date of this Statement), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 15,983,163 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation, but including shares issuable with respect to stock options exercisable by Mr. Peltz within 60 days  of the date of this Statement).  Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 19,754,841 shares of Common Stock, Trian Master Fund directly owns 54,923,668 shares of Common Stock, Parallel Fund I directly owns 1,919,315 shares of Common Stock, and Trian GP directly owns 25,321 shares of Common Stock.  Mr. Peltz and Mr. May and Mr. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP and Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock owned by Trian Onshore, Trian Master Fund, Parallel Fund I and Trian GP.  Mr. Peltz, Mr. May and Mr. Garden disclaim beneficial ownership of such shares.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 101,217,751 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, the Peltz L.P. Mr. Peltz's minor children, the Peltz Family Foundation, Trian Onshore, Trian Master Fund, Trian GP and Parallel Fund I, but excluding shares beneficially owned by the May Family Foundation), representing approximately 24.19% of the outstanding shares of Common Stock.  In addition, Mr. May may be deemed to beneficially own an aggregate of 101,110,936 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Trian GP, and Parallel Fund I, but excluding shares beneficially owned by the Peltz L.P., Mr. Peltz's minor children and the Peltz Family Foundation), representing approximately 24.17% of the outstanding shares of Common Stock.  Mr. Garden may be deemed to beneficially own an aggregate of 76,899,885 shares of Common Stock (including shares of Common Stock beneficially owned by Trian Onshore, Trian Master Fund, Parallel Fund I and Trian GP), representing approximately 18.38% of the outstanding shares of Class A Common Stock.

(2)  Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment 37 and replacing them with the following:

(a)  As of 4:00 p.m., New York City time, on February 2, 2011, the Filing Persons beneficially owned, in the aggregate, 101,697,841 shares of Common Stock, representing approximately 24.31% of the outstanding Common Stock (based upon 418,367,459 shares of Common Stock outstanding as of November 2, 2010, as reported in the Company’s Quarterly Report on Form 10-Q, filed on November 12, 2010).

(b)  Each of Trian Onshore, Trian Master Fund, Parallel Fund I and Trian GP beneficially and directly owns and has sole voting power and sole dispositive power with regard to 19,754,841, 54,923,668, 1,919,315 and 25,321 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Master Fund and Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian Onshore, Trian Master Fund and Parallel Fund I directly and beneficially own.  Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP directly and beneficially owns.  Each of Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian GP LLC (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), all of the shares of Common Stock that Trian GP LLC directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such shares for all other purposes.

(3)  Part (c) of Item 5 of the Statement is amended and supplemented by the following:

(c)  On January 3, 2011, each of Messrs. Peltz, May and Garden, in their capacities as directors of the Company, received 3,575 shares of Common Stock from the Company in lieu of a Board of Directors retainer fee pursuant to the terms of the Company’s 2010 Omnibus Award Plan.

Common Stock:  CUSIP No. 950587 105

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2011

TRIAN PARTNERS GP, L.P.

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS GENERAL PARTNER, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

Common Stock:  CUSIP No. 950587 105

TRIAN PARTNERS MASTER FUND, L.P.

By: Trian Partners GP, L.P., its general partner

By: Trian Partners General Partner, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS PARALLEL FUND I, L.P.

By: Trian Partners Parallel Fund I General Partner LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC, its general partner

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

Common Stock:  CUSIP No. 950587 105

TRIAN FUND MANAGEMENT GP, LLC

By:   /s/PETER W. MAY
Name: Peter W. May
Title:   Member

/s/NELSON PELTZ
Nelson Peltz

/s/PETER W. MAY
Peter W. May

/s/EDWARD P. GARDEN
Edward P. Garden

Common Stock:  CUSIP No. 950587 105

EXHIBIT INDEX
EXHIBIT	DESCRIPTION	PAGE NO.
1	Stock Purchase Agreement dated as of October 1, 1992 by and between the Purchaser, Posner, Posner Trust and Security Management.	Filed with Original Statement
2	Exchange Agreement dated as of October 12, 1992 between the Company and Security Management.	Filed with Original Statement
3	Agreement dated as of October 1, 1992 between the Company and the Purchaser.	Filed with Original Statement
4	Agreement of Limited Partnership of the Purchaser dated as of September 25, 1992.	Filed with Original Statement
5	Joint Filing Agreement of the Purchaser, Peltz and May.	Filed with Amendment No. 14
6	Memorandum of Understanding, dated January 21, 1993, by and between the Purchaser and William A. Ehrman, individually and derivatively on behalf of SEPSCO.	Filed with Amendment No. 2
7
Letter dated January 25, 1993 from Steven Posner to the Purchaser Filed with Amendment (including proposed terms and conditions of Consulting Agreement to be No. 2 entered into between the Company and Steven Posner).
Filed with Amendment No. 2
8	Undertaking and Agreement, dated February 9, 1993, executed by the Purchaser.	Filed with Amendment No. 3
9	Amendment No. 3 dated as of April 14, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 4
10	Citibank Loan Documents (Exhibits and Schedule omitted).	Filed with Amendment No. 4
11	Republic Loan Documents (Exhibits and Schedules omitted).	Filed with Amendment No. 4
12	Pledge and Security Agreement, dated as of April 5, 1993, between the Purchaser and Citibank.	Filed with Amendment No. 5
13	Custodial Loan Documents.	Filed with Amendment No. 5
14	Agreement, dated May 2, 1994 among Nelson Peltz, Peter W. May and Leon Kalvaria.	Filed with Amendment No. 6
15	Amended and Restated Pledge and Security Agreement, dated as of July 25, 1994 between the Purchaser and Citibank.	Filed with Amendment No. 6
16	Amendment No. 1 dated as of November 15, 1992 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
17	Amendment No. 2 dated as of March 1, 1993 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
18	Amendment No. 4 dated a January 1, 1995 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
19	Amendment No. 5 dated as of January 1, 1996 to Agreement of Limited Partnership of the Purchaser.	Filed with Amendment No. 7
20	BOA Loan documents, as amended (Exhibits and Schedules omitted).	Filed with Amendment No. 22
21	Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter W. May to the Company.	Filed with Amendment No. 8
22	Press release, issued by the Company, dated October 12, 1998.	Filed with Amendment No. 8
23	Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 8
24	Press release issued by the Company, dated March 10, 1999.	Filed with Amendment No. 9
25	Amended and Restated Agreement of Limited Partnership of the Purchaser, amended and restated as of November 11, 2002.	Filed with Amendment No. 11
26	Pledge Agreement dated April 2, 2001, made by Peltz Family Limited Partnership, in favor of Bank of America, N.A.	Filed with Amendment No. 13
27	Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A. (Schedule II omitted).	Filed with Amendment No. 13
28	Voting Agreement, dated June 26, 2004, by and among Messrs. Nelson Peltz, Peter W. May and Gregory H. Sachs.	Filed with Amendment No. 18
29	Voting Agreement dated July 23, 2004, between Messrs. Nelson Peltz and Peter W. May.	Filed with Amendment No. 19
30	Pledge and Security Agreement dated July 23, 2004, made by Nelson Peltz, in favor of Bank of America, N.A., as amended (Schedule I omitted).	Filed with Amendment No. 22
31	Amendment No. 1 to Pledge and Security Agreement dated July 23, 2004, made by Peter W. May, in favor of Bank of America, N.A.	Filed with Amendment No. 19
32	Agreement and Plan of Merger, dated April 23, 2008, by and among Triarc, Wendy’s and Green Merger Sub.	Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
33	Voting Agreement, dated as of April 23, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008.
34	Joint Filing Agreement of the Filing Persons.	Filed with Amendment No. 25.
35	Amended and Restated Voting Agreement, dated as of August 14, 2008, by and among the Company, Nelson Peltz and Peter W. May.	Incorporated by reference to Annex J to the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on August 20, 2008.
36	Joint Filing Agreement of the Filing Persons.	Filed with Amendment 28.
37
Amendment No. 1 to Agreement, dated as of April 1, 2009, by and among the Company, Trian Onshore, Trian Master Fund, Parallel Fund I, Parallel Fund II, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden.
Filed with Amendment 35.